August 13, 2015

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-7010

RE:                           Willis Lease Finance Corporation

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 16, 2015

File No. 1-15369

Dear Mr. Cash:

We, Willis Lease Finance Corporation (“Willis” or the “Company”), are responding to your letter dated July 16, 2015.  For ease of reference, the numbered paragraphs below correspond to the numbered comments of your letter, with your comments in bold italics.

Form 10-K for the period Ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Policies and Estimates, page 27

Asset Valuation, page 28

1.                                      Your critical accounting policy for asset valuations simply reiterates your accounting policy included in the notes to your financial statements. In light of the fact that your equipment held for operating lease represents almost 85% of your total assets as of December 31, 2014, please expand your disclosure related to this critical accounting policy to include the following:

•                                         A discussion of how you group assets for purposes of considering whether an impairment exists. Ensure you address whether you separately evaluate your equipment held for operating lease that are off-lease. Refer to ASC 360-10-35-23 through 25;

•                                         Address how you determine when these assets should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances;

•                                         Identify the types of assumptions underlying the most significant and subjective estimates; and

•                                         Identify any known trends or events or uncertainties that are reasonably likely to occur that may materially affect the methodology or the assumptions described.

Refer to SEC Releases 33-8098 and 33-8350.

Response:

In response to your questions regarding our critical accounting policy for asset valuations, and to provide an example of our expanded disclosure to be incorporated in future Form 10-K filings, see tracked-changes version of the critical accounting policy disclosure from our 2014 Form 10-K filing incorporating our proposed changes below:

Asset Valuation. Long-lived assets and certain identifiable intangibles to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable, and long-lived assets and certain identifiable intangibles to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

On a quarterly basis, management monitors the lease portfolio for events which may indicate that a particular asset may need to be evaluated for potential impairment. These events may include a decision to part-out or sell an asset, knowledge of specific damage to an asset, or supply/ demand events which may impact the Company’s ability to lease an asset in the future. On an annual basis, even absent any such ‘triggering event’, we evaluate the carrying value of all assets in our lease portfolio to determine if any impairment exists, by performing an undiscounted cash flow test for each asset.

Impairment is identified by comparison of undiscounted forecasted cash flows, including estimated sales proceeds, over the life of the asset with the asset’s book value. If the forecasted undiscounted cash flows are less than the book value, we write the asset down to its fair value. When evaluating for impairment, we group assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. In our portfolio, this is at the individual asset level (e.g., engine or aircraft), as each asset generates its own stream of cash flows, including lease rents, maintenance reserves and repair costs.

We must make assumptions which underlie the most significant and subjective estimates in determining whether any impairment exists.  Those estimates, and the underlying assumptions, are as follows:

•                  Fair value — we determine fair value by reference to independent appraisals, quoted market prices (e.g., an offer to purchase) and other factors. We rely on leading accredited third-party appraisers for independent appraisals of current fair value.  These appraisers are engine/ aircraft experts and rely on current data from airlines, engine manufacturers and Maintenance, Repair and Overhaul (“MRO”) providers as well as specific market sales and repair cost data in generating their appraisals.

•                  Future cash flows — when evaluating the future cash flows that an asset will generate, we make assumptions regarding the lease market for specific engine models, including estimates of market lease rates and future demand. These assumptions are based upon lease rates that we are obtaining in the current market as well as our expectation of future demand for the specific engine/ aircraft model.

If the undiscounted forecasted cash flows and fair value of our long-lived assets decrease in the future we may incur impairment charges.

Management continuously monitors the aviation industry and evaluates any trends, events or uncertainties involving airlines, individual aircraft and engine models, as well as the engine leasing and sale market which would materially affect the methodology or assumptions employed by the Company. We do not consider there to be any trends, events or uncertainties that currently exist or that are reasonably likely to occur that would materially affect our methodology or assumptions. However, should any arise, we will adjust our methodology and our disclosure accordingly.

Lease rent revenue, page 29

2.                                      We note that your on-lease percentages as of December 31, 2014 and 2013 as well as your average utilization rates for the year ended December 31, 2014 and 2013 have decreased. We further note that this negative trend continues as of and for the three months ended March 31, 2015. In light of the fact that portfolio utilization is a significant driver of your lease rent revenue, please provide detailed insight into factors that cause changes in your utilization rates.

Response:

Lease portfolio utilization is a key metric for our business and is defined as the net book value of on-lease assets as a percentage of the net book value of total lease assets. Three primary factors impact the utilization rate of our lease portfolio, including (1) Changes in our lease portfolio (2) Supply of spare engines in the market, and (3) Demand for spare engines in the market. These three factors are described in more detail below.

(1)         Changes in our lease portfolio

Our lease portfolio is comprised of many different models of aircraft engines. The mix of engine models in our portfolio impacts our overall portfolio utilization rate, as the supply/ demand equation varies for individual engine models. Specifically, the following activity within our engine portfolio impacts our utilization rate:

•                  The timing and number of purchases and sales of engines, with or without leases attached. If engines are purchased with no lease attached or if engines are sold with leases attached, our lease portfolio utilization rate decreases. Conversely, if engines are purchased with a lease attached (i.e., through a sale and lease back transaction) or if off-lease engines are sold, our lease portfolio rate increases.

•                  The timing and number of off-lease engines in repair. When engines are being repaired or overhauled by us (rather than by lessees while the engine is under lease), they are not available for lease.

Changes in our lease portfolio can have a significant impact on our utilization rate at a point in time. Periodic changes in the lease portfolio have less of an impact on our average utilization for a longer time period, such as our annual utilization rate. Instead, the supply and demand for a certain engine model has more of an impact on our average utilization for a longer time period, such as our annual utilization rate.

(2)         Supply of spare engines in the market

The supply of a certain engine model can fluctuate, based on the following events:

•                  The increase in the number of competitors providing spare engines (or growth in competitor’s off lease portfolio), resulting in an increase in spares supply.

•                  The production of spare engines by engine manufacturers, resulting in an increase in supply of spare engines in the market.

•                  The part-out of older aircraft in which engines are ‘harvested’ and utilized as spares, resulting in an increase in supply of spare engines in the market.

•                  The part-out of engines (common with older engine models when the aircraft that the engine powers are being removed from service), resulting in a drop in supply of spare engines in the market.

(3)         Demand for spare engines in the market

•                  The growth (or contraction) of operators’ aircraft fleets will result in an increase (decrease) in spare engine demand for the engine models that power those particular aircraft.

•                  The shop visit profile of the world wide population of an engine model. All engines must be inspected and repaired at regular intervals based on equipment utilization. Also, unscheduled events such as mechanical failure, FAA airworthiness directives or manufacturer-recommended actions for maintenance, repair and overhaul of engines result in the need for spare engines.

•                  We have experienced some degree of seasonality in demand for lease engines in recent years, with higher demand reported in the fall and winter months.

As a result of the foregoing and other factors, the availability of engines for lease periodically experiences cycles of oversupply and undersupply of given engine models. These factors impact our ability to place engines on lease, thereby impacting our lease portfolio utilization rate. The Business and Risk Factors sections in our annual report on Form 10-K for 2014 currently outline the major drivers and risks related to engine demand and supply. Please also note that while utilization decreased in 2014 and through March 31, 2015 we have seen increased demand in Q2 2015 and as of June 30, 2015 utilization has risen to 87%. In the future, if there are specific events driving utilization changes that impact revenue, we will discuss such changes in MD&A.

Note 1 — Organization & Summary of Significant Accounting Policies, page 52

(b) Principals of Consolidation, page 52

3.                                      Your consolidated financial statements include the accounts of various legal entities. Please tell us and expand your disclosures to identify the consolidation accounting policies that are being followed. Clarify whether any of the entities that are consolidated are considered variable interest entities under ASC 810-10-15-14. If so, please provide the disclosures required by ASC 810-10-50-2AA and tell us how you considered the presentation guidance under ASC 810-10-45-25.

Response:

We will revise our policy disclosure in future filings to include the following language:

We evaluate all entities in which we have an economic interest firstly to determine whether for accounting purposes the entity is a variable interest entity or voting interest entity.  If the entity is a variable interest entity we consolidate the financial statements of that entity if we are the primary beneficiary of the entities activities.  If the entity is a voting interest entity we consolidate the entity when we have a majority of voting interests.  All inter-company balances are eliminated upon consolidation.

Upon receipt of your letter we have re-considered all entities which are consolidated and not consolidated for the appropriate accounting treatment and disclosure.  Based upon our further review, we determined that Willis Engine Securitization Trust II, or “WEST II”, our asset-backed securitization, is a variable interest entity of which we are the primary beneficiary.  As we own 100% of the equity interest in WEST II, results of the operations of WEST II have been consolidated in our financial statements since its inception in 2012. The determination of WEST II being a VIE has no impact to our financial position, results of operations or cash flows for any period. We will provide additional disclosure, as required for variable interest entities, in our future Form 10-Q and 10-K filings.

(d) Equipment Held for Operating Lease, page 53

4.                                      You indicate on page 28 that it is your policy to review estimates regularly to accurately expense the cost of equipment over the useful life of the engine. Furthermore, on July 1, 2013 and again on July 1, 2014, you adjusted the depreciation for certain older engine types within the portfolio. We have the following comments regarding these adjustments.

•                  Please clarify the nature of this adjustment. In this regard, your accounting policy indicates that you generally depreciate engines on a straight-line basis over a 15 year period from the acquisition date to a 55% residual value. This appears to be the same policy that was in effect in prior years. Please advise. Also, please revise to provide the disclosures required by ASC 250-10-50-4 here; and

•                  Your disclosure indicates that the 15 year period reflects your typical holding period. However, your policy to regularly review your estimates refers to the useful life of the engines. Please clarify if the 15 year holding period is deemed to be the useful life of your engines. If so, please revise to refer consistently throughout your filing.

Response:

The value of a particular model of engine is heavily dependent on the status of the types of aircraft on which it is installed. We believe values of engines tend to be stable so long as the host aircraft for the engines as well as the engines themselves are still being manufactured. Prices will also tend to remain stable and even rise after a host aircraft is no longer manufactured so long as there is sufficient demand for the host aircraft.

We generally depreciate engines on a straight-line basis over a 15-year period from the acquisition date to a 55% residual value. We believe that this methodology accurately reflects our typical holding period for the assets and that the residual value assumption reasonably approximates the selling price of the assets 15 years from date of acquisition.

At some point for all engine models, the value of an engine begins to decline once the host aircraft begins to be retired from service and/ or parted out in significant numbers.

For older generation engines in our portfolio that are unlikely to be repaired at the end of the current expected useful lives, we depreciate the engines over their estimated lives to a residual value based on an estimate of the wholesale value of the parts after disassembly. As of December 31, 2014, 59 engines having a net book value of $140.4 million were depreciated under this policy.

We recognize that depreciation is an estimate and we proactively review estimates on a regular basis and adjust as necessary. The adjustment to depreciation on July 1, 2013 and again on July 1, 2014 was related to this second category of assets — older engine models within our portfolio that are unlikely to be repaired at the end of the current expected useful lives. We adjust our estimates annually for each engine in this category of assets, including updating our estimates of an engine’s remaining operating life as well as future residual value expected from part-out based on the current technical status of the engine.

The foregoing depreciation policy is consistent with that used by the Company in the past.

The typical 15 year holding period which we reference in our filings is separate from the useful life of our engines, and represents how long we anticipate holding a newly acquired engine. The useful life of a new engine can be in excess of 25 years, while the useful life of older generation engines may be significantly less, based upon the technical status of the engine, as well as supply and demand factors.  As previously noted, for older generation engines, we evaluate the remaining useful life of the engine and adjust our depreciation accordingly.  For these older generation engines, the remaining useful life and our remaining expected holding period are typically the same.

We disclosed the impact of the change in depreciation estimates in our 2014 Form 10-K filing, but we recognize that our disclosure did not include reference to the impact on income from continuing operations or basic earnings per share, as required by ASC 250-10-50-4.  We will include this disclosure in future Form 10-K filings.

Note 7 — Notes Payable, page 62

5.                                      In light of the restrictions associated with WEST II and WOLF, please provide all the disclosures required by Rule 4-08(e) of Regulation S-X or tell us why such disclosure is not required.

Response:

We’ve reviewed the requirements of Rule 4-08(e) of Regulation S-X and note that our disclosure satisfies Rule 4-08(e)(3)(i), disclosing the restrictions associated with the transfer of funds in WEST II and WOLF to WLFC (parent company), but does not include the amount of restricted retained earnings and net assets associated with these consolidated subsidiaries at December 31, 2014, as required by Rule 4-08(e)(3)(ii).  We will include disclosure of this amount in future Form 10-K filings.

* * *

As you requested, this letter constitutes a statement by the Company acknowledging that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing is responsive to your comments.  If you have any questions or further comments, please do not hesitate to contact me at (415) 408-4714.

Sincerely,

Willis Lease Finance Corporation

By:	/s/ Bradley S. Forsyth
Bradley S. Forsyth
Senior Vice President and Chief Financial Officer
Willis Lease Finance Corporation